Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Called Higher Studios, Inc
131 3rd Ave N Suite 200
Franklin, TN 37064
https://www.calledhigherstudios.com/

Up to $1,999,995.60 in Class A Voting Common Stock at $2.55
Minimum Target Amount: $14,999.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Called Higher Studios, Inc
Address: 131 3rd Ave N Suite 200, Franklin, TN 37064
State of Incorporation: DE
Date Incorporated: June 04, 2019

Terms:

Equity

Offering Minimum: $14,999.10 | 5,882 shares of Class A Voting Common Stock
Offering Maximum: $1,999,995.60 | 784,312 shares of Class A Voting Common Stock
Type of Security Offered: Class A Voting Common Stock
Purchase Price of Security Offered: $2.55
Minimum Investment Amount (per investor): $150.45

Please see The Company and its Business section of the Offering Memorandum and related risk factors for a description of the Company's potential future reorganization.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

TTW Reservation Holders

If you are a previous investor or sign up on the TTW page, you get 100% bonus shares.

Loyalty Bonus

As a previous investor in Called Higher Studios, you are eligible for additional bonus shares.

Combo/Avid Investor Perks

Invest $197 + within the first two weeks get 10% bonus shares.

Invest $250 + within the first two weeks get 20% bonus shares

Invest $500 + within the first two weeks get 30% bonus shares

Invest $1000 + within the first two weeks get 40% bonus shares

Invest $2500 + within the first two weeks get 50% bonus shares

Volume Based Perks

Tier 1 Perk

Invest $5,000+ and receive credit on our next film, a theater rental of Called Higher's next theatrical movie for you to take all your friends and family privately + 10% bonus shares

Tier 2 Perk

Invest $10,000+ and receive an invite to be on set for a day for Called Higher's next film + 15% bonus shares

Tier 3 Perk

Invest $25,000+ and receive a set visit and be an extra in Called Higher's next film + 25% bonus shares

Tier 4 Perk

Invest $50,000+ and receive a set visit, be an extra in our next film, and a crowdfund producer credit on the next film + 50% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Called Higher Studios, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Voting Common Stock at $2.55 / share, you will receive 110 shares of Class A Voting Common Stock, meaning you'll own 110 shares for $255. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors

will also receive the Owner's Bonus, Loyalty Bonus and TTW Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Called Higher Studios, Inc. (the "Company") is a Christian, fan-owned movie studio. We develop, produce, and distribute content in the form of films, television programs, and short-form media to the Christian audience. Our first film, Camp Hideout, is scheduled to hit theaters on September 15th, 2023. Our unique value is that we are crowd owned with thousands of investors, giving us the ability to listen and interact with our investors and fans. Our goal is to give the power of movie-making back to the people. For far too long Hollywood has fed us what they deem appropriate. Faith-based films are a particular genre that appeals to people of faith. By sourcing inspirational stories, such as the Anne Beiler story, that have a common theme, we develop pilots or scripts around this material and then utilize a team of people, commonly directors, actors, and other film-related tradesmen to produce visual content in the form of movies or television. We then distribute this media and attempt to create profitable returns for the company. Jason Brown currently owns 75% of Global Development Alpha, LLC. This LLC's sole purpose is to own the stock of Called Higher Studios, Inc. There are currently no business relationships between the two companies other than a parent company ownership through Global Development Alpha, LLC.

Corporate History

Called Higher Studios, Inc. is a corporation organized on June 4, 2019, under the laws of Delaware.

On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, "Camp Hideout". It is currently a wholly-owned subsidiary of Called Higher.

On March 16, 2021, Called Higher was formed By Krave, LLC in the state of Tennessee. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher. Called Higher Studios has a licensing deal whereby we manage and market faith-based movies through Ribbow Media Group. This deal is held in our wholly owned subsidiary By Krave, LLC which d/b/a's as Ribbow Media.

On August 11th, 2023 we entered into a MOU with Global Technologies Limited Inc. ("GTLL"). This MOU covers non-binding terms for GTLL to acquire the Company at a valuation of $14,000,000 in a reverse merger that would result in the Company being the surviving company, but with the Company becoming an Exchange Act reporting company. Stockholders of the Company would receive in exchange for their current shares, new classes of preferred stock of the surviving company. We anticipate entering into a binding transaction after the completion of this Regulation CF offering, however, there is no guarantee that will occur. The proposed transaction

would allow the Company to have additional access to capital markets by reason of being an Exchange Act reporting company, which is why management believes it is advisable to undertake the transaction. However, there are many uncertainties about the proposed transaction, including whether or not it will actually occur, and investors should not rely on the transaction being completed.

Competitors and Industry

Competitors

Pure Flix - Pure Flix is an American conservative Christian production and distribution company founded by David A. R. White and Russell Wolfe, inspired by Netflix. They are known for producing Christian films, notably, God's Not Dead (2014), Do You Believe? (2015), I'm Not Ashamed (2016), The Case for Christ (2017), and Unplanned (2019). Since 2015, films distributed by Pure Flix have collectively grossed over $100 million at the domestic box office. The company has headquarters in Scottsdale, Arizona.

Promenade Pictures - Promenade Pictures is a motion picture production company founded in 2003 by Frank Yablans, the former head of Paramount Pictures and of MGM/UA. The stated goal of the company is the creation of family-friendly films. In 2007, the company released its first film, an animated version of The Ten Commandments. It is the first in their "Epic Stories of the Bible" series.

Fox Faith - Fox Faith is a brand of film studio Twentieth Century Fox targeting evangelical Christians. Established under Fox's video division, Fox Faith acquires independent Christian-themed films for theatrical and video release. Fox describes Fox Faith titles as "morally-driven, family-friendly programming," and requires them to "have overt Christian content or be derived from the work of a Christian author."

Angel Studios - Angel Studios is a faith-based studio that utilizes crowdfunding. They have had hits such as The Chosen and The Sound of Freedom. Our company, Called Higher Studios, is similar to these companies in the fact that we utilize crowdfunding and we also produce faith and faith-adjacent content. While we may produce similar content and create projects in similar genres, we also stand out through our project selection, industry relationships, and diversified strategy. For example, our Anne Beiler project is unique to our studio and is a film that targets Christian women age 30 and above. We are very specific and targeted in the projects that we develop.

Called Higher also has unique deals in place, such as a first-look deal with PZAJ Holdings, LLC (related party transaction). Subsequently, PZAJ has a deal with 101 Studios, the studio behind Yellowstone, 1883, and other hit TV shows. This relationship is something that is unique to our studio and potentially gives us access to distribution and industry relationships that other studios may struggle to find. The Christian Industry overall is seeing tremendous growth coming out of COVID. Hits such as The Chosen, Jesus Revolution, The Sound of Freedom, and others are galvanizing Christian and Faith moviegoers across the nation. We believe that the industry is seeing a shift towards more ethical and faith-driven content.

Industry

The Christian movie industry has experienced remarkable growth and success in recent years, driven by a combination of factors. One key factor, we believe, is the demand for wholesome and faith-based content that resonates with a wide audience. This industry often caters to Christian communities seeking entertainment that aligns with their values, creating a built-in audience base. That is why we believe projects like The Sound of Freedom and The Chosen have been so successful.

Other successful films like War Room, I Can Only Imagine, and God's Not Dead have demonstrated the potential of Christian movies to not only connect with their target audience but also to achieve commercial success at the Box Office. These films often emphasize themes of faith, redemption, and family values, appealing to a broad range of viewers beyond just the Christian demographic. From a financial perspective, these films are usually able to be created at a lower cost than most big Hollywood productions, but often times have a large potential upside.

Current Stage and Roadmap

Current Stage and Roadmap

Called Higher Studios is currently in the growth phase of our lifecycle. We have successfully produced our first film, Camp Hideout, and secured national distribution for it through Roadside Attractions/Lionsgate.

In this stage, our goal is to monetize Camp Hideout and simultaneously develop and move into pre-production on our next film, The Anne Beiler Story. We are also focused on growing our community of passionate fan investors. We believe this is the key to our success in the future; the larger we can grow our base the better chance of success we have. For the future, we have entered into a non-binding MOU to be acquired by a company, Global Technologies Limited, Inc. (See Risk Disclosures). We also are moving into pre-production on multiple films, including the Anne Beiler Story, The Grace of Christ, and are currently looking for additional IP to license.

The Team

Officers and Directors

Name: Jason Brown

Jason Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, & Director
  Dates of Service: June, 2019 - Present
  Responsibilities: Overseeing the vision and direction of the studio. Salary: $240K; Equity: TBD

Other business experience in the past three years:

- **Employer:** PZAJ Holdings, LLC
  Title: Co-Founder
  Dates of Service: July, 2021 - Present
  Responsibilities: Day-to-day operations; co-founded a production and distribution company operating as a subsidiary of Vinco Ventures, growing a global content-driven ecosystem focused on its core pillars: enriching its communities by engaging, endorsing, and entertaining.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Voting Common Stock in the amount of up to $2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading

to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Class A Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control

over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

We depend on a small management team.

Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown and Ashley Greyson. We are also dependent on outside labor and vendors for projects. Should any of them discontinue working for or with Called Higher Studios there is no assurance that Called Higher Studios will be able to continue. We will also need to source future projects and hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire, and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key people and we can guarantee that we will be able to continue to identify, recruit and retain these people. Additionally some writers, performers, or key people from time to time can stop working for us for any number of reasons, and we cannot guarantee that we will be able to retain our current people either during the terms of their contracts or when their contracts expire.

Our founders control the company.

Jason Brown is currently our controlling shareholder through his own shares and

through his controlling stake in Global Development Alpha, LLC. Even in the event of a maximum raise, Jason will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Called Higher Studios, having extra checks and balances to prevent fraud and produce reliable financial reports.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down"
Our goal is to aggregate a very large number of investors in Called Higher Studios, which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.
Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends, and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky and often budgets run over and timelines get delayed
The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie. There is often budget over-run and often timelines and schedule get delayed or extended due to unexpected errors or issues. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.
It is our intentions and plans to develop a diverse slate of projects in the entertainment industry including feature films, television shows, live events, social media content and other transmedia content, experiences, and events. Final decisions

on projects are made by the Called Higher Studio's management team and we may elect or choose projects that you do not like, don't believe in or even ones that you object to. We may also enter into areas or businesses that you may object to, such as YouTube or other business opportunities that management feels is in the best interest of the company.

Even one of our projects is successful; it is likely to take a very long time for us to realize any revenue or profits

Even if we are involved in a financially successful project, the process of making money and realizing profits in entertainment industry is slow. The time span from the moment the project starts to its completion, release and recognition of revenue is substantial and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so. Our business relies heavily on third parties for production and monetization of entertainment content.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party creators and producers such as studios, development, production, and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all the resources required to help make our projects successful. In the future, it is our plans to hire additional employees and add well-known advisors to our company; any number of those employees or advisors may change their minds and terminate their relationships with the company.

COVID-19/Another Pandemic Risk

Covid 19, has also negatively impacted our industry through the uncertainty around future business operations, cancelled industry events, lack of ability to physically gather, delayed film projects, increased production costs, the overall disruption of the supply and demand side of our products, as well as the financial conditions of other companies and their ability to license or purchase our products. These are just a few of the major current concerns in our industry, all of which have made it more difficult for us to predict and operate towards success in this challenging environment. Continued Covid 19 infections, new variants, or an all together new pandemic could negatively impact our company and operations causing you to lose your entire investment. Industry events across the world, such as South by Southwest (SXSW) and the Cannes Film Festival, were also cancelled, delayed, or moved to virtual events. These events play a major role in project development, financing, pre-sales, and other critical areas which are vital to the success of our products. The cancellation of these events has and will continue to impact our ability to operate successfully until these vital film markets either re-open or there is a viable alternative. While we are able to communicate and work remotely for some aspects of our operations, there are others

where in person meetings of large groups of people are vital. If we are unable to meet in large groups, our operations will continue to be negatively affected until those restrictions are lifted.

Minority Holder; Securities with Voting Rights
The Class A Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company, have limited voting power, and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are offering Class A Voting Common Stock. We can issue preferred stock without stockholder approval.
We are offering Class A Voting Common Stock which has a reduced voting power of 1 vote per share when compared to the Class B Voting Common Stock which holds 10 votes per share, which means that as long as the Class B Voting Common Stock controls the company, you will not have a say, or could have a reduced say, in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a vote that could override their decision. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stock holders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Market Competition and Operating History Risks
Our new films, content, or products could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, our feature films and television shows, will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have content products such as films, television shows, and other content in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed

in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Production Expenses
Our company has gross revenues of over two million dollars in 2021. A majority of these revenues will be spent, as expenses, on production of our first film, Camp Hideout, which will decrease net profit. The gross revenue is not to be confused with gross profit or net profit.

Related Party Transaction
Our Founders Jason Brown and Ash Greyson have an interest in PZAJ Holdings, LLC

(PZAJ) as outlined in a unanimous written consent by the board of directors. Under this consent, there is a financing arrangement that exists whereby another entity, unrelated, will become the majority shareholder of PZAJ, reducing Jason Brown and Ash Greyson's interest to minority interests in PZAJ Holdings, LLC. As part of this agreement, it is intended for Called Higher Studios, Inc to have a first look deal with PZAJ, essentially becoming the faith division of PZAJ. Management has approved this agreement and believes that PZAJ has access to financing and resources that will support the immediate monetization of the film Camp Hideout and possibly other entertainment projects of the Company in the future. PZAJ is the entity, through it's financing deal with the company intending to acquire a majority interest in it, that has pre-purchased Camp Hideout, so essentially Jason Brown and Ash Greyson have an interest in the company that pre-purchased Camp Hideout. Management believes that this immediate monetization of the Camp Hideout film is in the best interest of the Company by eliminating a majority of the risk of taking a loss on the first production, allows Called Higher Studios to be profitable on Camp Hideout, and will support the dissemination of the Company's name as a faith-based production studio, and allow for the potential production of additional projects.

Deferred Revenue vs Gross Revenues
For the presale of films or other media projects, proceeds are sometimes received but are not counted as gross revenues until the asset is delivered. It is important to distinguish between deferred revenues, which are revenues that have been received and are sitting to the books of the company, and gross revenues, which are revenues that have been recognized once the product, such as a film, has been delivered. There is a risk that deferred revenues can be reversed should the film or product not be delivered.

The offering price has been arbitrarily set by Called Higher Studios.
Called Higher Studios set the price of its Class A Voting Common Stock. Valuations for companies at our early state of development are purely speculative. We have not generated any significant revenue, nor do we have long term deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Equity crowdfunding is relatively new.
Called Higher Studios existing funding and future fundraising plans are reliant on equity crowdfunding and provisions of the JOBS Act, which have been in effect for a short period of time. Secondary markets do not exist yet, and may not exist for some time, or ever, which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws or interpretations of the laws could impact Called Higher Studios' ability to raise money as well as your ability to trade or sell your shares.

Competitors could overtake our momentum.

As the marketplace becomes more intelligent about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum. The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results We face competition for our audiences from professional companies and other large, well-financed studios and content creators. We also compete with streaming services, live events, leisure activities, and any other event that a viewer may choose to attend or watch instead of our programming or content. This market is rapidly changing and increasingly fragmented. Many of the companies with whom we compete have substantially greater financial resources than we do, such as Affirm Films, PureFlix, and others. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive projects or offers to existing and potential customers and employees. Our failure to compete effectively could result in a significant loss of project support, viewership, ticket or box office sales, merchandise sales, any of which could adversely affect our operating results If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected. We are at the mercy of public perception. Christian, Faith Based, and Family content has an intense core fan base, but it is not as large as the general market. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing, and distribution of live events, films, tv programs, digital and other forms of content that we may produce that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service, and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance, viewership, and other forms of content consumption for our projects. It could also lead to a decline in merchandise sales and any future film or television deals, which would also adversely affect our operating results. Film and Television production is created to evoke a passionate response from fans. This includes creating personas and characters that generate strong reactions, whether positive or negative. These personas do not necessarily represent the personal opinions of the Company, the actors, the writers, directors, or other people working on the projects. We may be associated with performers, actors, writers, and other industry professionals who are subject to changing public perceptions. The public perception of those people or the created personas depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether

accurate or not. This could impact our reputation and, depending on the severity, could adversely affect our revenues and our operating results.

We could incur substantial liability in the event of accidents or injuries occurring during our events or the production of our original content.

We will hold numerous events each year and plan to produce original content. These activities expose our company and our employees, actors, and others who are involved in the production of these projects to the risk of travel, work, and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of creating productions and events exposes the previously mentioned people to the risk of serious injury or death. Although we self-insure medical costs for our productions and events and our employees, actors, and some others that work on our projects for injuries that they incur while performing or working on our projects and we also self insure a substantial portion of any other liability that we could incur relating to such injuries, liability to us resulting from any death or serious injury sustained by one of our employees, actors, or others while working on our projects or events, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

We currently secure insurance programs to address our various risks with terms, conditions, and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption, and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

We could have a very large shareholder base in the future, which will likely continue to grow over time.

It is Called Higher Studio's plans to acquire and have many shareholders. It is uncommon for a start-up company with limited resources and a small staff to attempt to do this or to have many investors. Our stated goal is to grow the shareholder base through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Called Higher Studios to fail.

There is no current market for Called Higher Studio's shares.

There is no formal marketplace for the resale of our securities. Shares of our Class A Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their

investment or pledge their shares as collateral for some time.

Our business model is dependent upon Regulation CF
Our business model is built around the idea that a company with many investors and fans will have a strategic advantage in the marketplace. For this reason, our company is dependent upon the Regulation Crowdfund raise and any adverse ability to execute a successful raise could adversely affect the company's ability to succeed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.
Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third- party intellectual property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve claims, any of which could be costly or unavailable on acceptable terms.

The Company is vulnerable to hackers and cyber-attacks
As a business with an internet presence, we may be vulnerable to hackers who may

access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service to Called Higher Studios, Inc, its assets, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using or partnering with Called Higher Studios. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Called Higher Studios could harm our reputation and materially negatively impact our financial condition and business.

Our non-binding MOU with Global Technologies Limited Inc. may not result in an acquisition of the Company.
The memorandum of understanding ("MOU") we have entered with Global Technologies Limited Inc. ("GTLL") anticipates the acquisition of the shares of the Company in exchange for new classes of preferred stock of GTLL. Acquisitions like this can be complex, and the existence of an MOU does not guarantee that an acquisition will be completed at the same terms as the MOU, or even at all. There are many reasons why the acquisition would not take place, and investors in this offering should not assume it will be completed.

If the transaction described in the MOU occurs, the Company will incur increased expenses associated with being an Exchange Act reporting company.
The MOU provides for the Company to be acquired in a reverse merger, with the Company being the surviving entity, but taking over the status of GTLL as an Exchange Act reporting company. Exchange Act reporting companies have many more reporting obligations than companies that have previously sold securities under Regulation A and Regulation CF. These obligations are also more expensive, as audit standards and internal controls will require the Company to devote resources specifically to those reporting purposes instead of developing and growing the Company. Following the anticipated transaction, if we cannot grow our revenues, or secure additional capital resources, our financial performance may be strained due to the Exchange Act reporting requirements.

The MOU anticipates an acquisition by issuing new shares of GTLL to the stockholders of the Company, which will not necessarily result in an exit opportunity for investors.
Upon the completion of the transaction proposed in the MOU, the Company's stockholders will receive new shares of GTLL rather than receiving cash for their shares. As such, any investment exit opportunity will then be based on the liquidity of those shares of GTLL. GTLL is very thinly traded, and there is no active market for its stock. Our intention would be to grow the combined company into something that would be appealing to secondary purchasers of stock, but there is no guarantee that will occur and investors may be required to hold their new shares without opportunity to sell them.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company

may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Global Development Alpha, LLC (managed by Jason Brown, Member, owns 75%)	1,500,000	Class A Voting Common Stock	28.0%
Jason Brown	200,000	Class B Voting Common Stock	37.4%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 784,312 of Class A Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 250,000,000 with a total of 3,339,474 outstanding.

Voting Rights

The rights of the holders of the shares of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders.

Material Rights

The amount of Class A voting shares does not include 9,327 shares that may be issued pursuant to outstanding warrants.

(a) The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally

available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

Class B Voting Common Stock

The amount of security authorized is 250,000,000 with a total of 200,000 outstanding.

Voting Rights

The rights of the holders of the shares of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders.

Material Rights

(a) The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. Each holder of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Voting Common Stock at all times shall vote together with the holders of Class A Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

(d) Restrictions. No holder of Called Higher Studios Class B Voting Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B

Voting Common Stock without Called Higher Studio's prior written consent. Called Higher Studios may withhold consent for any legitimate corporate purpose.

(e) Conversion Rights. There are no conversion rights.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of is authorized to designate the rights, preferences, priviliges, and restrictions of any such series at a future date.

What it means to be a minority holder

As a minority holder of Class A Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company. Please see Risk Factors for how the potential acquisition of the Company could affect your ownership in the future.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). Please see the Risk Factors relating to the MOU entered into with GTLL regarding a potential

acquisition that could affect Investors' ownership.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $827,251.00
  Number of Securities Sold: 149,864
  Use of proceeds: Startup Funds
  Date: May 21, 2020
  Offering exemption relied upon: Regulation A+

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $552,827.00
  Number of Securities Sold: 181,254
  Use of proceeds: Startup Funds.
  Date: October 19, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 200,000
  Use of proceeds: Allocating founder's shares
  Date: August 09, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00

Number of Securities Sold: 4,529
Use of proceeds: Operations
Date: December 29, 2020
Offering exemption relied upon: Rule 701

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 144,323
  Use of proceeds: Operations - compensation for work performed & consulting services
  Date: December 31, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $48,904 compared to $2,115064 in fiscal year 2022.

Revenue for fiscal year 2021 was primarily merchandise sales, revenue in fiscal year 2022 included revenues of $2,050,000 for the sale of a feature film.

Cost of sales

Cost of Sales for fiscal year 2021 was $48,150 compared to $2,069,034 in fiscal year 2022.

Cost of Sales for fiscal year 2021 was the cost of goods sold for merchandise sales. Cost of Sales in fiscal year 2022 included costs to produce a feature film.

Gross margins

Gross margins for fiscal year 2021 were $754 compared to $46,030 in fiscal year 2022.

The revenue and cost of sales increased in 2022 due to the production and sale of the feature film which resulted in a higher profit margin.

Expenses

Expenses for fiscal year 2021 were $589,140 compared to $604,336 in fiscal year 2022.

Expenses in 2022 increased due to the addition of more staff and higher professional fees for additional audits.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the variations in project size and the long monetization time for feature films and television shows. We do have some stable revenue streams such as advertising other producers films and also merchandise sales, but a bulk of our revenue in 2022 was from the sale of a feature film. Revenues generated from the sales of entertainment products can vary greatly. Past cash was primarily generated through sales and equity investments. Our goal is to continue to monetize Camp Hideout, while also trying to stabilize our revenue through more merchandise and marketing revenue (ie revenue from being paid to market other's films). We believe a certain portion of our revenues, such as merchandise sales and the revenue from being paid to market films, will be similar to past income, there is also a portion of our revenues from project sales that could vary. We hope to stabilize this as we try and do more projects per year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's current capital resources are currently available to the company in the form of Cash on hand which is approximently $594,665

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the funding of our next project, The Anne Beiler Story, however, we are able to scale our operations dependant upon our financial resources, for example we may do 1 project for the year as opposed to 5 projects which would reduce our operations project cost by 4/5ths as an example, assuming all projects were the same cost level.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, with the current cash on hand plus the minimum offering amount, we anticipate the Company will be able to operate for 15 months or longer. This is based on a current monthly burn rate of $40,000 for expenses related to salaries, marketing, professional fees & general administrative expenses. This can be extended as some salaries have the option to be paid in stock and not cash.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $40,000 for expenses related to salaries, marketing, professional fees & general administrative expenses. This can be extended as some salaries have the option to be paid in stock and not cash.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

On August 11th , 2023 we entered into a MOU with GTLL. This MOU covers non-binding terms for GTLL to acquire the Company at a valuation of $14,000,000 in a reverse merger that would result in the Company being the surviving company, but with the Company becoming an Exchange Act reporting company. Stockholders of the Company would receive in exchange for their current shares, new classes of preferred stock of the surviving company. We anticipate entering into a binding transaction after the completion of this Regulation CF offering, however, there is no guarantee that will occur. The proposed transaction would allow the Company to have additional access to capital markets by reason of being an Exchange Act reporting company, which is why management believes it is advisable to undertake the transaction. However, there are many uncertainties about the proposed transaction, including whether or not it will actually occur, and investors should not rely on the transaction

being completed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Camp Hideout, LLC
  Names of 20% owners: During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During 2021, the Company began producing the feature film, "Camp Hideout". It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022. During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The full amount of the payment for the production management fee was $105,600 and was paid and fully expensed in October 2021. In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company's investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company. During 2022 and 2021 $0 and $17,766 was earned from this agreement. During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.
  Material Terms: Our Founders Jason Brown and Ash Greyson have an interest in PZAJ Holdings, LLC (PZAJ) as outlined in a unanimous written consent by the board of directors. Under this consent, there is a financing arrangement that

exists whereby another entity, unrelated, will become the majority shareholder of PZAJ, reducing Jason Brown and Ash Greyson's interest to minority interests in PZAJ Holdings, LLC. As part of this agreement, it is intended for Called Higher Studios, Inc to have a first look deal with PZAJ, essentially becoming the faith division of PZAJ. Management has approved this agreement and believes that PZAJ has access to financing and resources that will support the immediate monetization of the film Camp Hideout and possibly other entertainment projects of the Company in the future. PZAJ is the entity, through it's financing deal with the company intending to acquire a majority interest in it, that has pre-purchased Camp Hideout, so essentially Jason Brown and Ash Greyson have an interest in the company that pre-purchased Camp Hideout. Management believes that this immediate monetization of the Camp Hideout film is in the best interest of the Company by eliminating a majority of the risk of taking a loss on the first production, allows Called Higher Studios to be profitable on Camp Hideout, and will support the dissemination of the Company's name as a faith-based production studio, and allow for the potential production of additional projects.

- **Name of Entity:** Ribbow Media Group, LLC
  Names of 20% owners: Ash Greyson
  Relationship to Company: Stockholder & Co-Founder
  Nature / amount of interest in the transaction: Ash Greyson is a stockholder in Called Higher Studios and co-founder. He is also the majority owner of Ribbow Media Group, LLC. Called Higher Studios, through its wholly owned subsidiary By Krave, LLC, entered into a license agreement with Ribbow Media whereby By Krave, LLC could d/b/a as Ribbow Media, utilize all Ribbow Media Group assets, manage the incoming revenue and expenses, and perform marketing operations for clients in our industry. As consideration for the Grant of the License, the LICENSEE (By Krave, LLC) assumed certain obligations in connection with Business Development, Cash Management, and Financial Distributions. The LICENSOR (Ribbow Media Group), collects the first $1.2M of Net Profits, with additional Net Profits being split LICENSOR 80/ LICENSEE 20.
  Material Terms: In February of 2023, Called Higher Studios, through its wholly owned subsidiary By Krave, LLC, entered into a license agreement with Ribbow Media Group whereby LICENSOR (Ribbow Media Group) granted to LICENSEE (By Krave, LLC) a perpetual, exclusive, worldwide license (the "License") to implement and commercialize the assets connected with the Platform, including, but not limited to, the right to use all of LICENSOR's intellectual property rights comprising the Platform, owned by or licensed to LICENSOR that are utilized as part of the Platform ("Licensed Related Assets").

- **Name of Entity:** PZAJ Holdings, LLC
  Names of 20% owners: Jason Brown & Phillip Glasser
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Jason Brown is a majority stockholder in Called Higher Studios and also owns more than 20% of PZAJ

Holdings, LLC. Phillip Glasser owns more than 20% of PZAJ Holdings, LLC. Called Higher Studios, Inc entered into a first-look deal, at no cost to Called Higher Studios. Through this first look deal, Called Higher Studios is obligated to give PZAJ Holdings, LLC a first look and right to finance Called Higher Studios projects in exchange for a monthly fee of $10,000 paid to Called Higher Studios for overhead, and PZAJ provided office space for Called Higher Studios to develop projects and operate.
Material Terms: In January of 2023, Called Higher Studios, entered into a first look deal with PZAJ Holdings, LLC whereby CHS grants to PZAJ a first look to acquire, on an exclusive basis, all distribution rights in projects developed by Called Higher Studios. In exchange for these rights, Called Higher receives a $10,000 a month fee plus office space.

Valuation

Pre-Money Valuation: $9,025,658.70

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal independent third party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock outstanding. The Company has no options outstanding or reserved for issuance under a company equity incentive plan or similar plan. In making this calculation, we have not assumed that any outstanding warrants are exercised.

The valuation was calculated by incorporating the below:

Market Growth & Trends

The faith and family market for our industry has seen tremendous success at the Box Office. For example, the film The Sound of Freedom has generated approximately $150 million dollars at the box office. The studio that distributed that film is similar in nature to Called Higher Studios, as they utilize crowd engagement and crowdfunding. There is a current trend that has seen box office receipts for family entertainment growing, especially since theaters reopened from Covid. With the success of films like Top Gun Maverick, Indiana Jones, The Chosen, Jesus Revolution, and more...the faith and family industry has some exciting momentum behind it.

Comparable Competitor Companies

Another commonly used method uses comparable companies and often identifies commonalities between the company and its competitor (i.e. asset ownership, company size, stage of development, etc.) and discusses the company's similarities and differences in considering a valuation. Sources should also be included to verify

the comparable company's valuation.

We also looked at comparable companies like Legion M and Angel Studios when evaluating our valuation. Legion M currently is raising at a $58M valuation. Our 2022 revenues were approximately 3.5 times higher than Legion M's 2022 Revenues of $650,044 per their annual report. Angel Studios also has a similar model to Called Higher Studios and has had successful projects such as The Sound of Freedom and The Chosen which give validity to the crowdfunding model.

We believe that, when looking at comparable competitors, our current status and revenues and our market growth and trends gives us a reasonable basis for our valuation of $9 million.

The Value of the Company's Assets

We also believe that the rights we hold to the Anne Beiler Story have significant value and we believe this project has the ingredients to potentially generate significant Box Office Receipts when looking at similar genres and films in our market.

Team Value

Our team also adds value to Called Higher Studios. For example, Ash Greyson and Ribbow Media have marketed over 50 films for studios, including major faith and family hits such as God's Not Dead, I Can Only Imagine, and Jesus Revolution. This gives Called Higher a significant advantage to be able to utilize data generated from these experiences. Phillip Glasser is also a producer with Called Higher Studios and has produced over 50 feature films, with budgets ranging from $1 Million dollars to $50 Million Dollars. He has worked with actors such as Edward Norton, Robert De Niro, Uma Thurman, John Travolta, and more.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,999,995.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*

20.5%
We will use 20.5% of funds to market the company, future raises, and any projects that we are involved in.

- *Working Capital*
  54.0%
  We will use this funds to increase our cash reserves and our working capital. These funds may be deployed for various reasons, including project development, line extensions, or technology for our community to use, company payroll (including our CEO and other future staff, and investments into future film and television projects by our company or with any other production companies.

- *Overhead*
  20.0%
  We will use these funds for general overhead. Items such as insurance, professional and accounting fees, insurance, interest, legal fees, labor burden, rent, repairs, supplies, taxes, telephone bills, travel expenditures, utilities, and others fall under this category.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.calledhigherstudios.com/ (https://www.calledhigherstudios.com/sec-filings).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/calledhigherstudios

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Called Higher Studios, Inc

[See attached]

Called Higher Studios, Inc. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Called Higher Studios, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Called Higher Studios, Inc. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Morison Cogen LLP (00536)

We have served as the Company's auditor since 2022.

Blue Bell, Pennsylvania
March 16, 2023

Called Higher Studios Inc.
Consolidated Balance Sheets

	Year Ended December 31,			
	2022		2021	
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	188,704	$	453,205
Funds Held in Escrow		-		46,278
Inventory		58,727		28,580
Deferred Offering Costs		27,574		-
Note Receivable		-		3,300
Prepaid Expenses		9,430		21,100
Due From Related Party		-		64,184
Grant Rebate Receivable		230,000		-
Total Current Assets	$	514,435	$	616,647
Non-Current Assets				
Fixed Assets, Net of Accumulated Depreciation	$	1,448	$	1,883
Investment in Original Programming		55,659		1,928,543
Intangible Assets		50,771		35,706
Total Non-Current Assets	$	107,878	$	1,966,132
TOTAL ASSETS	$	622,313	$	2,582,779
CONTINGENCIES				
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	26,446	$	16,652
Other Current Liabilities		172		20,393
Accrued Expenses		10,428		20,134
Deferred Revenue, Related Party		-		2,050,000
Total Liabilities	$	37,046	$	2,107,179
Stockholders' Equity				
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021	$	-	$	-
Class A common stock, $0.00001 par, 250,000,000 shares authorized, 1,465,480 and 1,310,630 shares issued and outstanding as of December 31, 2022 and December 31, 2021		16		13
Class B common stock, $0,00001 par, 250,000,000 shares authorized, 1,687,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021		17		17
Deferred Compensation		(796,663)		(796,663)
Additional Paid-in-Capital		2,828,530		2,441,352
Accumulated Deficit		(1,446,632)		(1,169,119)
Total Stockholders' Equity	$	585,268	$	475,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	622,313	$	2,582,779

The accompanying notes are an integral part of these consolidated financial statements.

Called Higher Studios Inc.
Consolidated Statements of Comprehensive Loss

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net Revenues	$ 2,115,064	$ 48,904
Cost of Net Revenues	(2,069,034)	(48,150)
Gross Profit	$ 46,030	$ 754
Operating Expenses		
General and Administrative	$ 401,326	$ 345,286
Research and Development	4,500	144
Sales and Marketing	198,510	243,710
Total Operating Expenses	604,336	589,140
Loss from Operations	(558,305)	(588,386)
Other Income/(Expense):		
Producer Fee Income	$ 48,500	$ 72,193
Grant Rebate	230,000	-
Interest Income	-	1,800
Realized Gain	4,281	-
Interest Expense	(1,989)	(171)
Total Other Income	280,792	73,822
Provision for Income Tax	-	-
Net Loss	$ (277,513)	$ (514,564)
Net Loss per share	$ (0.09)	$ (0.17)
Weighted Average Common Shares Outstanding	3,140,950	2,942,618

The accompanying notes are an integral part of these consolidated financial statements

Called Higher Studios Inc.
Consolidated Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2022 and 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Deferred	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Equity
Balance at December 31, 2020	1,181,548	11	1,687,500	17	1,142,458	-	(654,555)	487,931
Issuance of Warrants - Broker Commission	-	-	-	-	37,397	-	-	37,398
Issuance of Class A Common Stock - Regulation A	108,102	1	-	-	582,023	-	-	582,024
Offering Costs	-	-	-	-	(134,542)	-	-	(134,542)
Restricted Stock Grant - Class A Common Stock	-	-	-	-	796,663	(796,663)	-	-
Issuance of Class A Common Stock - Broker Compensation	20,980	1	-	-	17,353	-	-	17,353
Net Loss	-	-	-	-	-	-	(514,564)	(514,564)
Balance at December 31, 2021	1,310,630	13	1,687,500	17	2,441,352	(796,663)	(1,169,119)	475,600
Issuance of Class A Common Stock	139,084	3	-	-	424,206	-	-	424,209
Issuance of Class A Common Stock - Broker Compensation	15,766	-	-	-	23,193	-	-	23,193
Issuance of Warrants - Broker Commission	-	-	-	-	409	-	-	409
Offering Costs	-	-	-	-	(60,630)	-	-	(60,630)
Net Loss	-	-	-	-	-	-	(277,513)	(277,513)
Balance at December 31, 2022	1,465,480	16	1,687,500	17	2,828,530	(796,663)	(1,446,632)	585,268

The accompanying notes are an integral part of these consolidated financial statements

Called Higher Studios Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash Flows from Operating Activities		
Net Loss	$ (277,513)	$ (514,564)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used in) Operating Activities		
Investment in original programming expensed as production costs	1,996,848	-
Depreciation	435	-
Changes in Operating Assets and Liabilities:		
Prepaid Expenses	11,669	(7,772)
Fund held in Escrow	46,278	(8,089)
Inventory	(30,147)	(28,296)
Accrued Expenses	(6,243)	16,671
Other Current Liabilities	(23,683)	20,393
Accounts Payable	9,794	8,482
Rebate Receivable	(230,000)	-
Deferred Revenue, Related Party	(2,050,000)	2,050,000
Net Cash Provided by (used in) Operating Activities	$ (552,562)	$ 1,536,825
Cash Flows from Investing Activities		
Repayment from Related party	64,184	3,318
Investment in Original Programming	(123,964)	(1,847,532)
Purchase of Fixed Assets	-	(1,883)
Repayment from Note Receivable	3,300	-
Repayment from Note Receivable, related party	-	30,300
Increase in Note Receivable	-	(300)
Proceeds from Sale of Investmemt	25,000	-
Purchase of Intangible Assets	(40,065)	(35,705)
Net Cash Provided by (used in) Investing Activities	$ (71,545)	$ (1,851,802)
Cash Flows from Financing Activities		
Proceeds from Issuance of Class A Common Stock	424,209	582,024
Offering Costs	(37,028)	(79,793)
Deferred Offering Costs	(27,574)	-
Proceeds from Stock Subscription Receivable	-	40,427
Net Cash Provided by Financing Activities	$ 359,607	$ 542,660
Net Change in Cash	(264,501)	227,683
Cash at Beginning of Year	453,205	225,522
Cash at End of Year	$ 188,704	$ 453,205
Suuplemental Disclosure of Non- Cash Financing Activities		
Shares Issued as Broker Compensation	$ 23,193	$ 17,535
Warrants issued as Broker Commissions	$ 409	$ 37,397
Shares issued as deferred compensation	$ -	$ 796,663

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. ('Called Higher") is a corporation organized on June 4, 2019 under the laws of Delaware. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, "Camp Hideout". It is currently a wholly-owned subsidiary of Called Higher.

On March 16, 2021, Called Higher formed By Krave, LLC in the state of Tennessee. This company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, Called Higher entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $277,513 and $514,564 during the years ended December 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of additional shares of common stock, however there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP), and has adopted the calendar year as its basis of reporting. All intercompany transactions among Called Higher, Camp Hideout, LLC and By Krave, LLC (collectively the "Company) are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of Financial Accounting Standards Board Accounting Standards Codification "FASB ASC" 340-10-S99-1. Deferred offering costs consist principally of legal fees and broker fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with Regulation A and Regulation Crowdfunding offerings, and during 2021 with a second round of offering under Regulation A. Prior to the completion of an offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering. There were $27,574 in deferred offering costs as of December 31, 2022 and $0 as of December 31, 2021.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average costing method. Inventory balances as of December 31, 2022 and 2021 consisted of finished goods of were $58,727 and $28,580, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand.

Filmed Entertainment and Production Costs

In accordance with FASB ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting the Company's results of operations and financial condition.

The Company capitalized $123,964 and $1,847,532 of program rights and movie production costs incurred in 2022 and 2021. In August 2022 the film Camp Hideout was delivered and costs related to production of the film in the amount of $1,996,848 were expensed during the year ended December 31, 2022. The costs capitalized in 2022 are related to publishing and film projects that have not been greenlit.

Fair Value of Financial Instruments

"FASB" guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is classified as a C Corporation and its income is taxed at the corporate level. The Company's subsidiaries, By Krave & Camp Hideout are Limited Liability Companies and their taxable income or loss is passed through to Called Higher Studios Inc. and included in Called Higher Studios Inc. Taxable income or loss.

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,447,700 and $1,169,813 as of December 31, 2022 and 2021, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $378,356 and $305,731 as of December 31, 2022 and 2021, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2022 and 2021 and the effective tax rate to 0%.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

FASB ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2022 and 2021. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

The deferred revenue of $2,050,000 was recognized in August 2022 as the performance obligation was satisfied. The performance obligation is deemed satisfied when post-production is finalized and the completed film is delivered to the Distributor.

Costs of Revenues

Costs of revenues include production costs, product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss for all periods presented.

Net Loss per Share

Net loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021 diluted net loss per share is the same as basic net loss per share for each year.

The following table sets forth the outstanding potentially dilutive securities that have been excluded from the calculation of diluted net loss per share for the years ended December 31, 2022 and 2021 respectively, because to do so would be anti-dilutive (in common equivalent shares):

	December 31,	
	2022	**2021**
Common stock warrants	7,492	7,492
Unvested restricted stock units	148,852	148,852
Total	156,344	156,344

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company loaned $30,000 to a company that is a related party through common ownership at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. As an incentive to loan the funds to the related party, the Company received 120,000 shares of common stock of the related party company, which only vest upon a change of control, and thus no value was assigned to these shares. This note was fully repaid in 2021.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. This note was fully repaid in February 2022.

NOTE 5: GRANT REBATE RECEIVABLE

The Tennessee Entertainment Commission (TEC) Production Incentive offers up to a twenty-five percent rebate on qualified Tennessee expenditures to production companies filming in Tennessee. The incentive, funded through the Film/TV Fund, is distributed to qualified production companies through a grant contract.

The Company entered into a grant contract with the TEC and was approved for a total grant rebate of $230,000 based on the original production budget for Camp Hideout. As of March 16, 2023 the company has not received the rebate.

NOTE 6: INTANGIBLE ASSETS

The following table sets forth the components that make up the total balance of intangible assets. Amounts listed are the original value of the asset, amortization has not been taken against these assets

	Intangible Assets	
	December 31, 2022	December 31, 2021
Website	$ 49,870	$ 10,005
Cryptocurrencies	-	25,000
Patents	900	700
Total Intangible Assets	$ 50,770	$ 35,705

On September 20, 2022 the Company purchased 316tees.com and all related social platforms for a purchase price of $41,000. The amount of $36,000 was paid on the purchase date with the remaining $5,000 to be paid after an earn out period of 3 months. As of December 20, 2022 the earn out was reduced by $1,135 and the purchase amount was updated to $39,865. 316tees.com operates a website that sells custom tee-shirts utilizing 3rd party merchandise providers.

NOTE 7: STOCKHOLDERS' EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10,000,000 shares of Class A Voting Common Stock and 5,000,000 shares of Class B Voting Common Stock, along with authorizing 5,000,000 shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company's board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

Common Stock Issuances

During the year ended December 31, 2022, the Company raised gross proceeds of $424,209 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 139,084 shares of Class A Voting Common Stock at $2.89 per share.

The Company incurred $60,630 of offering costs during 2022 in connection with the Regulation A offerings which consists of the issuance of 15,766 shares of Class A Voting Common Stock with a fair value of $23,194, the issuance of warrants to purchase 81 shares of Class A Voting Common stock with an estimated fair value of $409 and $37,027 of cash payments.

During the year ended December 31, 2021, the Company raised gross proceeds of $582,023 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds were disbursed in 2022.

During the year ended December 31, 2021, the Company had committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money had not been disbursed to the Company and was still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. The funds from these committed investments were received in February 2022.

The Company incurred $134,542 of offering costs during 2021 in connection with the Regulation A offerings which consists of the issuance of 20,980 shares of Class A Voting Common Stock with a fair value of $17,353, the issuance of warrants to purchase 7,492 shares of Class A Voting Common stock with an estimated fair value of $37,805 and $79,793 of cash payments.

Deferred Compensation

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor's total stake to 5% of the Company's total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. The shares vest upon both a liquidity event defined as (1) an initial public offering, underwritten by a nationally recognized underwriter, of the Common Stock registered pursuant to the Securities Act where there is a Minimum Public Float immediately following such offering, (2) a merger or other business combination of recapitalization whereby the Common Stock is exchanged for cash and/or publicly traded equity or debt securities in another entity or a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the consideration to be received in such merger, business combination or recapitalization or (3) a sale or other disposition of all or substantially all of the Company's assets to another entity, for cash and/or publicly traded equity or debt securities of another entity of a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the proceeds of such sale or disposition, in each case, other than to the Company, any subsidiary of the Company, or any entity controlled by the ultimate control persons of the Company. Regulation Crowdfund and Regulation A Crowdfunded Offerings as defined by the Securities and Exchange Commission shall not be considered a liquidity event The expense will be recognized when the vesting becomes probable

Warrants

In connection with the Company's Regulation A offering, the Company was required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The Company sold 149,864 shares of Class A Voting Common Stock during this Regulation A offering and, therefore, the Company issued a warrant to purchase 7,492 shares of Class A Voting Common Stock with an estimated fair value of $37,805, of which $37,397 was reflected in 2021 and $409 reflected in 2022, which was recognized as offering costs. The exercise price of the warrant is $5.52, vests immediately and expires in five years. The fair value of the warrants was estimated using the Black- Scholes option pricing model with the following assumptions: Expected term of 5 years, expected volatility of 152.10%, expected dividend yield of 0% and risk-free interest rate of 1.45%. The expected volatility is the Company's estimate of expected volatility that is based on the volatility of other public companies that are in closely related industries to the Company. As of December 31, 2022, all of the 7,492 outstanding warrants are exercisable.

NOTE 8: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, "Camp Hideout". It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The full amount of the payment for the production management fee was $105,600 and was paid and fully expensed in October 2021.

In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company's investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company. During 2022 and 2021 $0 and $17,766 was earned from this agreement.

During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.

During 2020, the Company advanced $64,184 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bears no interest and is considered payable on demand. The advance was fully repaid as of December 31, 2022. As of December 31, 2022 and 2021 the amount due to the related party is $0 and $64,184.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1, 2022. The adoption of this standard did not have a material impact on their financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, “Camp Hideout”, the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company entered into an agreement with a related party on August 21, 2021 for the exclusive purchase of rights to The Camp Hideout film. The film was delivered in August of 2022 at which time the contingent liabilities were assigned to the purchaser.

NOTE 11: SUBSEQUENT EVENTS

On January 1, 2023, Called Higher Studios, Inc. and PZAJ Holdings, LLC entered into a three year Agreement which requires Called Higher Studios to submit projects to PZAJ Holdings, LLC on an exclusive first look basis in exchange for a monthly overhead fee and office space for the term of the Agreement plus an additional 6 months.

On February 7, 2023, the stockholders approved an increase of authorized shares of Class A Voting Common Stock to 250,000,000, and an increase of authorized shares of Class B Voting Common Stock to 250,000,000. The Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to reflect these changes.

On February 7, 2023, a stockholder elected to convert 187,500 shares of Class B Voting Shares into 187,500 Class A Shares.

On February 7, 2023, Called Higher Studios approved, with a Board Consent, an amended and restated employment agreement for Jason Brown, CEO, which increased his annual compensation, granted him 3,312,500 shares of Class B Voting Common Stock which vests upon issuance, provided for an annual cash bonus based on defined milestones and included annual grants of at least 50,000 shares of Class B Voting Common Stock which vests upon issuance.

On February 9, 2023, a stockholder elected to convert 1,500,000 shares of Class B Voting Common Stock into 1,500,000 Class A Shares.

On February 10, 2023, Called Higher Studios approved, with a Board Consent, the removal of the right to convert Class B Voting Shares into Class A Shares and authorized the re-filing of an Amended and Restated Certificate of Incorporation with the State of Delaware, which was filed on February 10, 2023.

On February 21, 2023, By Krave, LLC entered into a platform license agreement with a faith based advertising agency (“Licensor”), and was granted a perpetual, exclusive, worldwide license to implement and commercialize the assets connected to the Licensor’s platform. The Licensee will receive 10% of gross revenue from new business the Licensee procures and the Licensee will receive a percentage of the net profits, as defined in the agreement, payable every six months.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

28 DAYS LEFT

GET A PIECE OF CALLED HIGHER STUDIOS

Spreading the Gospel Through Film & Television

Called Higher Studios is a fan-owned Christian movie studio creating wholesome entertainment, suitable for the whole family.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CALLED
HIGHER
STUDIOS
Spreading the Gospel Through Film & Television

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- With the success of recent faith and family movies, Called Higher Studio's feature film Camp Hideout hits theaters nationwide on September 15th, 2023! You can invest before gross box office receipts start.
- Spread the gospel through your investment. We previously raised $2M+ on StartEngine and WeFunder, with over $2M in revenue in 2022, further demonstrating the validity and ability of Called Higher Studios.
- Our co-founder, Ash Greyson, has worked on films such as Jesus Revolution, I Can Only Imagine, and God's Not Dead. Phillip Glasser (one of our Advisory Board members) has made films with stars such as Edward Norton, Uma Thurman, and Dolly Parton.

Invest Now
$2.55 Per Share

PREVIOUSLY CROWDFUNDED
$1,380,078

RAISED
$0

INVESTORS

MIN INVEST
$150.45

VALUATION
$9.03M

THE PITCH

Making Movies That Matter


CALLED
HIGHER
STUDIOS
We create and distribute top-notch faith-based entertainment, tapping into various revenue streams such as box office ticket sales, distribution deals with streaming platforms, merchandise sales, book publishing, and more.

Called Higher Studios is not just a movie studio; we're a movement driven by passionate believers like you. Our fan-owned approach ensures that you, as an investor, become a crucial part of our storytelling journey. Together, we'll produce high-quality, faith-based films and TV shows that touch hearts and spread the gospel of Jesus Christ. By being a part of Called Higher, you get to help choose what projects get made. We're shifting the power from Hollywood studios to you – the wholesome and faith-filled individuals who want to make a positive difference.


THE PASSION OF THE CHRIST
Grossed
Over $370 Million
Heaven is for Real
Grossed
Over $91 Million
I CAN ONLY IMAGINE
Grossed
Over $83 Million
WAR ROOM
PRAYER IS A POWERFUL WEAPON
Grossed
Over $67 Million
JESUS REVOLUTION
Grossed
Over $52 Million
GOD'S NOT DEAD
Grossed
Over $60 Million

**Called Higher Studios was not responsible for the creation of the above films. This graphic is meant to illustrate the market potential for faith-based films.*

Get ready for an extraordinary cinematic experience when our debut film, Camp Hideout, hits theaters on September 15th, 2023! Joining forces with industry powerhouses Roadside Attractions (Lionsgate) and Sony Provident, we're aiming to make waves nationwide. This is your chance to be a part of our vibrant community with over 7,000+ investments, embarking on a heartfelt journey to spread our faith-based mission.

THE OPPORTUNITY & OUR BUSINESS MODEL

Faith & Family Based Entertainment

Crowdfunding is changing the movie industry! At Called Higher Studios, our business model revolves around partnering with YOU to create and distribute quality entertainment enriched with faith-based values. We generate revenue through various streams, including box office ticket sales, distribution deals with streaming platforms, merchandise sales, book publishing, and other forms of media. We explore multiple avenues to monetize our content and cater to the growing market demand for faith-driven entertainment.

Together, as a community of faith-filled individuals, we are on a mission to craft and share projects that glorify and teach biblical principles, spreading goodness and positivity. Our unique stories, like Camp Hideout and the inspiring Anne Beiler Story, combined with our powerhouse team of experienced producers like Phillip Glasser and faith-based marketing guru Ash Greyson, make us a force to be reckoned with in this ever-evolving industry.


OWN ACTUAL STOCK IN THE COMPANY
This is NOT a donation, YOU OWN Class A Voting Common Stock. You also own other Christian companies that Called Higher Studio's owns!
JOIN A GROWING FAMILY
You join a passionate family of over THOUSANDS of Christians who want to make movies together!
MAKE MOVIES TOGETHER
Your VOICE will be heard by Hollywood, together YOU will shape the movies that our children and grandchildren will watch!
IMPACT FUTURE GENERATIONS
Movies can change culture, together... we can teach our future generations Biblical truths and family values.

But what truly sets us apart is our unwavering commitment to openly share our faith and use our platform as a vessel to spread the life-changing message of Jesus Christ. We believe in the power of quality Christian content that resonates with faith-driven consumers, providing not just entertainment but a pathway to salvation. With major studio deals, industry ties, and a team with a track record of producing impactful films with notable stars like John Travolta and Robert De Niro, we believe our future is bright.

We're really excited about our next project! It's one you can get in on before this offering closes! It's the story of Anne Beiler, the FOUNDER of Auntie Anne's Pretzels. This is a heartwarming, true story, about Anne's struggle for life, marriage, and her business. This is a story we believe will resonate with the Christian audience.


AuntieAnne's
Our Next Film...
Anne Beiler's
Life Story

THE MARKET & OUR TRACTION

Lights, Camera, Traction

Welcome to the realm of faith-driven consumers, a passionate audience seeking content that aligns with their values and beliefs, with an annual spending power of $2 trillion (Source). At Called Higher Studios, we embark on a journey to address this market, capturing the hearts and minds of faith-filled individuals who crave wholesome and impactful entertainment.


CAMP HIDEOUT
Camp Hideout
We are about to monetize our first film through a theatrical release on September 15th, 2023. We have partnered with Roadside Attractions (Lionsgate) and Sony Provident to release the film in theaters across the nation.


OUR FIRST BIBLICAL FILM...
...HAS ALREADY BEEN PRE-
SOLD
CAMP HIDEOUT

Recent industry triumphs, like the astounding $160 million box office success of Sound of Freedom, demonstrates what we believe to be incredible potential (Source). We seize opportunities beyond the silver screen, venturing into new media realms, including children's book publishing and captivating YouTube channels, to broaden our reach and impact. The demand for faith-based content is growing, with streaming services on the lookout for new, compelling and exciting material.


7,000+
Investments
$2M+
2022 Revenue
FEATURED IN
THE CHRISTIAN POST
Google
Daily Herald
YAHOO!
bing

We're excited to announce that our first film, Camp Hideout, is set to hit theaters on September 15th, 2023! Partnering with industry giants Roadside Attractions (a Lionsgate Company) and Sony Provident, we believe this nationwide theatrical release has incredible box office potential. This exciting step is just the beginning of our long-term journey filled with partnerships and deals that we feel set us apart. From capturing the inspiring Anne Beiler Story (the founder of Auntie Anne's Pretzels) to securing deals with major studios, we're ready to make an impact on the faith-based entertainment industry. Our phenomenal team is led by experienced producers like Phillip Glasser and faith-based marketing guru Ash Greyson, who have worked wonders with acclaimed movies like *God's Not Dead* and *I Can Only Imagine*.



WHY INVEST

Join the Called Higher Community


I invested because I love to see more movies that showcase Jesus Christ and Christian virtues.
— Adetoro Aina
I invested in Called Higher Studios because we all are a part of God's Kingdom and it is a blessing to share The Gospel.
— Macena Wright
I invested in Called Higher Studios because I saw an opportunity to get in on the ground floor of a project with great potential. I didn't look at it as a gamble. I also have a Christian published book I would like to see on the TV screen.
— Dave Stokley
I invested for my children. I love them and want them to have the opportunity to have a better selection of movies and the truth in this crazy world.
— Lavender Rose

**The above testimonials may not be representative of the opinions or of the experiences of other investors and is not a guarantee of future performance or success.*

Called Higher Studios is on a divine mission to spread the gospel of Jesus Christ through the magic of transcending storytelling. We believe in the power of faith and with your invaluable support, we can create heartwarming films and shows that touch souls and make a positive impact.

Together, let's become the change we wish to see in the world, making a meaningful impact and creating a legacy through the magic of faith-based entertainment. Join the thousands of fans and investors who feel the higher calling, and become a part of our powerful community today.

ABOUT

HEADQUARTERS
131 3rd Ave N Suite 200
Franklin, TN 37064

WEBSITE
View Site

Called Higher Studios is a fan-owned Christian movie studio creating wholesome entertainment, suitable for the whole family.

TEAM



Jason Brown
Founder, Board Director, President & CEO

Jason Brown has produced feature films that have been distributed by Netflix & Walmart. He has started multiple companies, including Aroluxe, LLC, a marketing agency which he sold in 2017. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios.



Ash Greyson
Founder & Head of Advisory Board

With more than 20 years of media experience, Ash is an expert in producing, marketing, and digital and social strategies for faith-based films. Clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, TBN, Walden Media, and PureFlix. Ash's marketing campaigns have played an integral part in the success of many films including God's Not Dead which produced over 60 million dollars in the box office and 2016: Obama's America, the second highest-grossing film in its genre.

Ash is currently part-time & contributes a weekly estimated average of 10-15 hours per week. Please note that weekly contributions may increase from time to time depending on workload and the company's operations.



Justin Vesci
Development Executive

Justin Vesci, a product of Penn State University, is a seasoned producer who has developed and produced movies and series for multiple audiences and platforms. He helped shepherd 2Hearts to a theatrical release during COVID and a successful run on Netflix where it sat in the top 10 for 4 weeks and held the number one spot for 7 days. His next endeavor is the Christopher Lloyd and Corbin Bleu starrer Camp Hideout in theaters 9/15.

Justin is currently part-time & contributes a weekly estimated average of 25 hours per week. Please note that weekly contributions may increase from time to time depending on workload and the company's operations.



Phillip Glasser
Advisory Board Member & Contract Producer

Phillip has had Overhead and Production deals with various companies and Studios such as Yari Film Group, Jamie Kennedy Entertainment, MGM, and 101 Studios. He has produced north of 30 films such as "The War with Grandpa starring Robert De Niro, Uma Thurman, Christopher Walken, Cheech Marin, & Jane Seymour. "Life on the Line" starring John Travolta, Kate Bosworth, & Sharon Stone. "Kickin It Old Skool" starring Jamie Kennedy, "Escape from Planet Earth" starring Ricky Gervais, Jessica Alba, and Sophia Vergara, "Gotti" starring John Travolta, Kelly Preston & Stacey Keach, as well as over 30 plus titles.

TERMS

Called Higher Studios

Overview

PRICE PER SHARE
$2.55

VALUATION
$9.03M

DEADLINE
Sep 16, 2023

FUNDING GOAL
$15k - $2M

Breakdown

MIN INVESTMENT
$150.45

OFFERING TYPE
Equity

MAX INVESTMENT
$1,999,995.60

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,882

SHARES OFFERED
Class A Voting Common Stock

MAX NUMBER OF SHARES OFFERED
784,312

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Please see The Company and its Business section of the Offering Memorandum and related risk factors for a description of the Company's potential future reorganization.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

TTW Reservation Holders

If you are a previous investor or sign up on the TTW page, you get 100% bonus shares.

Loyalty Bonus

As a previous investor in Called Higher Studios, you are eligible for additional bonus shares.

Combo/Avid Investor Perks

Invest $197 + within the first two weeks get 10% bonus shares.

Invest $250 + within the first two weeks get 20% bonus shares

Invest $500 + within the first two weeks get 30% bonus shares

Invest $1000 + within the first two weeks get 40% bonus shares

Invest $2500 + within the first two weeks get 50% bonus shares

Volume Based Perks

Tier 1 Perk

Invest $5,000+ and receive credit on our next film, a theater rental of Called Higher's next theatrical movie for you to take all your friends and family privately + 10% bonus shares

Tier 2 Perk

Invest $10,000+ and receive an invite to be on set for a day for Called Higher's next film + 15% bonus shares

Tier 3 Perk

Invest $25,000+ and receive a set visit and be an extra in Called Higher's next film + 25% bonus shares

Tier 4 Perk

Invest $50,000+ and receive a set visit, be an extra in our next film, and a crowdfund producer credit on the next film + 50% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Called Higher Studios, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Voting Common Stock at $2.55 / share, you will receive 110 shares of Class A Voting Common Stock, meaning you'll own 110 shares for $255. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Loyalty Bonus and TTW Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

PRESS

Variety

Roadside Attractions Buys Family Comedy 'Camp Hideout' Starring Christopher Lloyd, Corbin Bleu and Amanda Leighton (EXCLUSIVE)

View Article

CBN

'Back to the Future', 'High School Musical' Actors Star in New Movie with Positive Summer Camp Lessons

View Article

Movie Guide

Roadside Attractions To Distribute Upcoming Family Comedy Camp Hideout

View Article

The Christian Post

Christian Filmmakers Launch First-Ever Fan-Owned Faith-Based Movie Studio: Called Higher Studios

View Article

Vision Christian Media

Film Studio Spreading the Gospel Through Faith Based Movies

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Called Higher Studios.

JOIN THE DISCUSSION

What's on your mind?

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GS **George Andrew Simons**
a day ago

May I suggest that Higher Called Studios collaborate with Angel Studios!@

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script

For far too long, Hollywood has had a lock and key on what shows get made. But there is a change that's happening in the industry right now. What if I told you there was a studio that utilized crowdfunding and distributed a faith-based movie that has done over $160,000,000 at the box office? We believe that the crowdfunding model and this genre of faith-based movies works. And I personally believe a faith-based community of crowdfunded people is a huge reason that that movie did so well at the box office.

So our movie, Camp Hideout, just got acquired by Roadside Attractions, a Lionsgate company, and is going in theaters across the nation on September 15. Here's the deal. We don't want Hollywood picking the shows that we want to see. We believe that you hold the power to pick shows that you want to see and that your kids want to see. For this reason, we're giving you one last opportunity to own part of Caught Hire Studios before Camp Hideout hits theaters and the first ticket is sold. We want you to be a part of the community that picks and develops our faith-based projects.

Camp Hideout had over a thousand crowdfunded producers credited with the movie. You can watch the credits at the end and see for yourself. How amazing would it be to tell your kids or your grandkids that you helped produce a movie just for them? Talk about leaving a legacy.

I didn't know when I invested how many there would be since I invested on the first round. But it's very exciting.

It's actually really exciting. A little bit unreal, because a lot of times when you invest in a company, you're just getting either some sort of digital stock or a paper stock. Nobody ever says, come visit the factory or come visit the set. So here it's like being a part of what you own. It's just a different experience. It's really cool.

There are some amazing incentives for former investors, but we've also built some amazing incentives for new investors, too. Here's the deal. This opportunity is limited because this offering will eventually close. You may be asking yourself, what's next after Camp Hideout hits theaters? Our next movie is the Anne Byler story.

You may know Anne from a little company she founded called Auntie Anne's Pretzels. I know, I've eaten way too many of them. Anne is a global brand. Huge IP. Annie Ann's Pretzels is known all across the world, and we believe that the faith-based moviegoing audience is going to resonate with her story about women's, strength, marriage, overcoming, and entrepreneurship. Anne is a force to be reckoned with, and we are so excited to be a part of that movie. And here's the deal. If you invest in Called Higher Studios, you can own a part of Hire before the Anne Viler project gets made.

So what are you waiting for? If you've ever wanted to own part of a movie studio make a movie or just make a difference. We're asking you to join us. You can join the thousands of other Called Higher Studios investors as we together get to go make movies that spread the gospel,

move and matter.

1. https://www.boxofficemojo.com/release/rl4254237441/

2. https://variety.com/2023/film/markets-festivals/roadside-attractions-buys-family-comedy-camp-hideout-starring-christopher-lloyd-corbin-bleu-amanda-leighton-1235614071/

3. https://theplaylist.net/camp-hideout-trailer-september-20230731/

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CALLED HIGHER STUDIOS, INC.

It is hereby certified that:

1. The name of the corporation is Called Higher Studios, Inc. (the "Corporation")

2. The date of filing of the Corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 4, 2019. A Restated and Amended Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 7, 2023.

3. This Amended and Restated Certificate of Incorporation was duly adopted by the corporation's Board of Directors (the "Board") and a majority of the corporation's outstanding stock in accordance with Sections 242 and 245 of Delaware General Corporation Law, with the approval of the corporation's stockholders having been given by written consent without a meeting in accordance with Section 228 of the Delaware General Corporation Law.

4. The original Certificate of Incorporation of the Corporation and all Restated and Amended Certificates of Incorporation of the Company are hereby amended and restated in its entirety to read as follows.

ARTICLE I

The name of the corporation is Called Higher Studios, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

Section 1. Re-Authorization of Shares. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is five hundred five million (505,000,000) shares, par value one-thousandth of one cent ($0.00001) per share. Of the total number of authorized shares, two hundred and fifty million (250,000,000) shall be Class A Voting Common Stock, two hundred and fifty million (250,000,000) shall be Class B Voting Common Stock, and five million (5,000,000) shall be Preferred Stock. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of the Corporation.

Section 2. Reclassification of Existing Common Stock. No Common Stock that has been issued prior to the filing of this Amended and Restated Certificate of Incorporation is being reclassed.

Section 3. Common Stock. A statement of the designations of the Common Stock and the powers, preferences, rights and qualifications, limitations or restrictions thereof is as follows:

(a) Voting Rights. The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a

vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. Each holder of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Voting Common Stock at all times shall vote together with the holders of Class A Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

(d) Restrictions. No holder of Called Higher Studios Class B Voting Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Voting Common Stock without Called Higher Studio's prior written consent. Called Higher Studios may withhold consent for any legitimate corporate purpose.

(e) Conversion Rights. There are no conversion rights.

Section 4. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law.

The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the statues that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

Section1. No Personal Liability. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall

not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 2. Indemnification. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director of officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director of officer at the request of the Corporation or any predecessor to the Corporation.

Section 3. No Amendment or Repeal. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE IX

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

ARTICLE X

The name and mailing address of the incorporator are as follows.

Jason Brown

231 Public Square Suite 300 PMB 41

Franklin TN 37064

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation on February 10th, 2023.

Called Higher Studios, Inc

By: DocuSigned by: Jason Brown
7EB7B7B864F945B...

Name: Jason Brown

Title: Chief Executive Officer

Exhibit G to Form C

Test The Waters Materials

28 DAYS LEFT

GET A PIECE OF CALLED HIGHER STUDIOS

Spreading the Gospel Through Film & Television

Called Higher Studios is a fan-owned Christian movie studio creating wholesome entertainment, suitable for the whole family.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



CALLED HIGHER STUDIOS
CAMP HIDEOUT
Spreading the Gospel Through Film & Television

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- With the success of recent faith and family movies, Called Higher Studio's feature film Camp Hideout hits theaters nationwide on September 15th, 2023! You can invest before gross box office receipts start.
- Spread the gospel through your investment. We previously raised $2M+ on StartEngine and WeFunder, with over $2M in revenue in 2022, further demonstrating the validity and ability of Called Higher Studios.
- Our co-founder, Ash Greyson, has worked on films such as Jesus Revolution, I Can Only Imagine, and God's Not Dead. Phillip Glasser (one of our Advisory Board members) has made films with stars such as Edward Norton, Uma Thurman, and Dolly Parton.

Invest Now
$2.55 Per Share

PREVIOUSLY CROWDFUNDED
$1,380,078

RAISED $0	INVESTORS ---
MIN INVEST $150.45	VALUATION $9.03M

CALLED HIGHER STUDIOS IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
131 3rd Ave N Suite 200
Franklin, TN 37064

WEBSITE
View Site

Called Higher Studios is a fan-owned Christian movie studio creating wholesome entertainment, suitable for the whole family.

TEAM



Jason Brown
Founder, Board Director, President & CEO

Jason Brown has produced feature films that have been distributed by Netflix & Walmart. He has started multiple companies, including Aroluxe, LLC, a marketing agency which he sold in 2017. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on PDPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios.



Ash Greyson
Founder & Head of Advisory Board

With more than 20 years of media experience, Ash is an expert in producing, marketing, and digital and social strategies for faith-based films. Clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, TBN, Walden Media, and PureFlix. Ash's marketing campaigns have played an integral part in the success of many films including God's Not Dead which produced over 60 million dollars in the box office and 2016: Obama's America, the second highest-grossing film in its genre.

Ash is currently part-time & contributes a weekly estimated average of 10-15 hours per week. Please note that weekly contributions may increase from time to time depending on workload and the company's operations.



Justin Vesci
Development Executive

Justin Vesci, a product of Penn State University, is a seasoned producer who has developed and produced movies and series for multiple audiences and platforms. He helped shepherd 2Hearts to a theatrical release during COVID and a successful run on Netflix where it sat in the top 10 for 4 weeks and held the number one spot for 7 days. His next endeavor is the Christopher Lloyd and Corbin Bleu starrer Camp Hideout in theaters 9/15.

Justin is currently part-time & contributes a weekly estimated average of 25 hours per week. Please note that weekly contributions may increase from time to time depending on workload and the company's operations.



Phillip Glasser
Advisory Board Member & Contract Producer

Phillip has had Overhead and Production deals with various companies and Studios such as Yari Film Group, Jamie Kennedy Entertainment, MGM, and 101 Studios. He has produced north of 30 films such as "The War with Grandpa starring Robert De Niro, Uma Thurman, Christopher Walken, Cheech Marin, & Jane Seymour. "Life on the Line" starring John Travolta, Kate Bosworth, & Sharon Stone. "Kickin It Old Skool" starring Jamie Kennedy, "Escape from Planet Earth" starring Ricky Gervais, Jessica Alba, and Sophia Vergara, "Gotti" starring John Travolta, Kelly Preston & Stacey Keach, as well as over 30 plus titles.

CALLED HIGHER STUDIOS

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Over 7000 Investments: Providing Ethical Content and Values through film and television.





About Called Higher Studios

Called Higher Studios is the World's First Christian Fan Owned Movie Studio. Our mission is to produce quality faith based content that spreads the gospel of Jesus Christ and also transcends story telling. We believe that there is POWER in numbers and that we can build something truly amazing and POWERFUL for the Christian community. Simply put...WE CAN CHANGE THE WORLD THROUGH CONTENT but we can't do it alone.

Featured Projects


The Grace of Christ
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What if a Million Christians came together to spread the name of Christ through movies?

What if all of those Christians could share in potential profits? That's the goal of Called Higher Studios! Now you can **OWN STOCK** in Called Higher Studios just like thousands of other people who decided to join the mission of Called Higher Studios and become part of The Called! Meet them!



▶ WATCH VIDEO

Benefits of Investing

OWN ACTUAL STOCK IN THE COMPANY

This is NOT a donation, YOU OWN Class A Voting Common Stock. You also own other Christian companies that Called Higher Studio's owns! For example, 316tees.com

JOIN A GROWING FAMILY

You join a passionate family of THOUSANDS of Christians who want to make movies together!

MAKE MOVIES TOGETHER

Your VOICE will be heard by Hollywood, together YOU will shape the movies that our Children and Grand Children will watch!

IMPACT FUTURE GENERATIONS

Movies can change culture, together...we can teach our future generations Biblical truths and family values.

BECOME PART OF THE CALLED

Our Family of Supporters



"I invested because I want to see more Bible-centered, family-oriented entertainment and I want to be a part of it."

— **Alfred Seijas**



"I invested because I want the good news of God's kingdom to reach the end of the world and back again. It gives me joy!"

— **Arlette Tayviah**



"It is worth the investment if only one person turns to Jesus through the films of Called Higher Studios."

— **Angie Swihart**

- This testimonial may not be representative of the experience of other customers.
- This testimonial is no guarantee of future performance or success.

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Recent Press Articles

Christian filmmakers launch first-ever fan-owned faith-based movie studio: Called Higher Studios

Called Higher Studios is making its debut amid the global coronavirus pandemic as the first film studio to give Christian fans a hand in making faith and family movies that will spread the Gospel of Jesus Christ.

READ MORE →

Film Studio Spreading the Gospel Through Faith Based Movies

A film studio is giving Christian fans the opportunity to help make faith and family movies that spread the Gospel.

READ MORE →

Called Higher Studio's Team Aims for Community Before Company

In 2019, Jason Brown approached Ash Greyson with a proposal for a new film studio that would produce films with a new way of looking at crowdsourcing.

READ MORE →

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Disclosure This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently spect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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"NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."

OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Called Higher Studios

Admin · Top contributor · August 12 at 7:43 PM ·

Dear Called Higher Investors!

We've had people ask when the next offering is going to take place, and while we currently do not have an offering open, we have opened a Testing The Waters Page to gauge interest and also take reservations if we do open an offering AND as a reward to our loyal investor base, if you reserve your investment before a round is actually opened, then you will receive 100% Bonus Shares for being a current investor and for reserving. This means if you purchase 100 shares, then you would actually receive 200 shares of stock, if you purchase 1000 shares then you would actually receive 2000 shares of stock. Here is the link in case you want to reserve an investment. No money is taken from you, it's just a reservation. If we open an offering you can choose to complete it then:

https://www.startengine.com/calledhigherstudios

Legal also made us say this last part 🙂 No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

STARTENGINE.COM

www.startengine.com


Weekly
NEWSLETTER


Spreading the Gospel Through Film & Television
CALLED
HIGHER
$307.40 Reserved

WANT TO KNOW HOW YOU CAN GET A BONUS?

So, we've had a few people ask "When is the next investment round happening?" and while we don't have an offering open currently, we are giving you the opportunity to get Bonus Shares if we do open an offering.

We've opened a testing the waters page HERE, and since you're a current investor, if you click that link and reserve an investment (no money is taken, it's just an indication of something you might want to do), then if we open an offering and you complete the reservation (that's when funds would be taken) then we would give you 100% Bonus Shares.

That means if you purchase 100 shares, you would actually receive 200 shares, if you purchased 5000 shares, then you would actually receive 10,000 shares!

Again, there is no obligation and no money is taken from you, it's only a reservation, if we open a round then you would be sent an email from StartEngine asking if you would like to complete the reservation. If you have a reservation, then you would get the Bonus Shares.

YOU CAN ALSO CLICK THE BUTTON BELOW

RESERVE YOUR INVESTMENT NOW



Legal also made us say this last part 😃

No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

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